Exhibit 99.1

North American Construction Group Reports Employee Fatality

FORT MCMURRAY, ALBERTA—June 2, 2014 – North American Construction Group regretfully reports that there has been an employee fatality at the company’s designated work area within Suncor’s oil sands site.

North American Construction Group’s Emergency Response personnel responded to the incident at approximately 10:00 AM this morning when an employee was severely injured while performing maintenance work on a piece of heavy equipment. The employee was immediately transported to Northern Lights Regional Health Centre where he was pronounced deceased.

North American Construction Group is working with the appropriate authorities and will complete a full investigation into the cause of the incident.

“We are devastated by this news and deeply saddened by the terrible and unexpected loss of our co-worker and friend.” said Martin Ferron, President & CEO of North American Construction Group. “I know there’s nothing I can say that will make this loss easier for the employee’s loved ones to bear, but I can assure them that we will do everything within our power to provide the support they need during this extremely difficult time.”

The name of the individual, an out of province employee who travelled to the work site, is not being released at this time.

North American Construction Group is a premier provider of heavy construction and mining services in Canada, and maintains one of the largest independently owned equipment fleets in the oil sands.

For more information on North American Construction Group, please visit our website at nacg.ca.

Media inquiries can be directed to:

David Blackley Chief Financial Officer

Phone Number:  (780) 969-5568

Since 1953   •   Heavy Construction & Mining

Suite 301, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.969.5500   Fax 780.969.5599
www.nacg.ca